UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM N-8F

APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT
COMPANIES.

I. GENERAL IDENTIFYING INFORMATION

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

[  ]	MERGER

[X]	LIQUIDATION

[  ]	ABANDONMENT OF REGISTRATION
(Note: Abandonment of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

[  ]	Election of status as a Business Development Company
(Note:  Business Development Companies answer only questions
1 through 10 of this form and complete verification at the end of the form.)

2. Name of fund:  American Equity Life Annuity Account

3. Securities and Exchange Commission File No.:  811-08663

4. Is this an initial Form N-8F or an amendment to a previously filed
       Form N-8F?

[X]	Initial Application	[]	Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

American Equity Investment Life Insurance Company
6000 Westown Parkway West Des Moines, IA 50266

6. Name, address and telephone number of individual the Commission
7. staff should contact with any questions regarding this form:

Thomas E. Bisset, Esq.
Sutherland Asbill & Brennan LLP
1275 Pennsylvania Avenue, N.W.
Washington, D.C.  20004-2415
202-383-0118

8. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, ..31a-2]:

EquiTrust Life Insurance Company
5400 University Avenue
West Des Moines, Iowa  50266
515- 225-5400

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

9. Classification of fund (check only one):

[  ]	Management Company;

[X]	Unit investment trust; or

	[  ]	Face-amount certificate company.

10. Subclassification if the fund is a management company (check only one):

[  ] 	Open-end		[  ]  	Closed-end

11. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Iowa

12. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

Not applicable. American Equity Life Annuity Account is a unit investment trust insurance company separate account that invests exclusively in underlying mutual fund portfolios.

13. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

American Equity Capital, Inc
6000 Westown Parkway
West Des Moines, IA 50266

14. If the fund is a unit investment trust ("UIT") provide:

(a) Depositor's name(s) and address(es):

American Equity Investment Life Insurance Company
6000 Westown Parkway
West Des Moines, IA 50266


(b) Trustee's name(s) and address(es):

Not applicable. American Equity Life Annuity Account is a unit investment trust insurance company separate account.
15. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[ ]	Yes		[X ]	No
	If Yes, for each UIT state:
		Name(s):

		File No.:

		Business Address:

16. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[ ]    Yes		[ X ]    No

If Yes, state the date on which the board vote took place:

If No, explain: American Equity Life Annuity Account is a unit investment trust insurance company separate account, and as such, does not have a board of directors or trustees. However, the Board of Directors of American Equity Investment Life Insurance Company, the depositor of American Equity Life Annuity Account, approved the liquidation of American Equity Life Annuity Account on November 17, 2011.

(b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[ ]	Yes		[ X ]	No

If Yes, state the date on which the shareholder vote took place:

If No, explain: American Equity Life Annuity Account is a unit investment trust insurance company separate account, and as such, does not have any shareholders. American Equity Life Annuity Account also does not have any outstanding variable annuity contracts.

II. Distribution to Shareholders

17. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[  ]	Yes		[X]	No

(a) If Yes, list the date(s) on which the fund made those distributions:

(b)  Were the distributions made on the basis of net assets?

[  ]	Yes		[  ]	No

(c) Were the distributions made pro rata based on share ownership?

[  ]	Yes		[  ]	No

(d) If No to (b) or (c) above, describe the method of distribution to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

Not applicable. All previously issued variable annuity contracts have been surrendered. As such, there are no current variable annuity contract owners and no assets to distribute.

(e) Liquidations only:
Were any distributions to shareholders made in kind?

[  ]	Yes		[X]	No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

18. Closed-end funds only:
Has the funds issued senior securities?

[  ]	Yes		[  ]	No

If Yes, describe the method of calculating payments to senior securityholders and distribution to other shareholders:

19. Has the fund distributed all of its assets to the fund's shareholders?

[X]	Yes		[  ]	No

If No,
(a) How many shareholders does the fund have as of the date this form is filed?
(b) Describe the relationship of each remaining shareholder to the fund:

20. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[  ]	Yes		[X]	No

III. Assets and Liabilities

21. Does the fund have any assets as of the date this form is filed? (See question 18 above)

[  ]	Yes		[X]	No

If Yes,
(a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:
(b) Why has the fund retained the remaining assets?
(c) Will the remaining assets be invested in securities?

[  ]	Yes		[  ]	No

22. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[  ]	Yes		[X]	No

If Yes,
(a) Describe the type and amount of each debt or other liability:
(b) How does the fund intend to pay these outstanding debts or other liabilities?

IV. Information About Event(s) Leading to Request for Deregistration

23. (a)	List the expenses incurred in connection with the Merger or
Liquidation:

(i) Legal expenses:  $3,900*
(ii) Accounting expenses:  $0
(iii) Other expenses (list and identify separately):  Not
applicable.
(iv) Total expenses (sum of lines (i)-(iii) above):
$3,900

       *Expense is estimated.

(b)	How were those expenses allocated?

	Those expenses were allocated to the depositor.

(c)	Who paid those expenses?

	Those expenses were paid by the depositor through its normal operating expenses.

(d)	How did the fund pay for unamortized expenses (if any)?

	Not applicable.

24. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[  ]	Yes		[X]	No

If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issues, the file number and date the application was filed:

V. Conclusion of Fund Business

25. Is the fund a party to any litigation or administrative proceeding?

[  ]	Yes		[X]	No

26. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[  ]	Yes		[X]	No

If Yes, describe the nature and extent of those activities:

VI. Mergers Only

27. (a)	State the name of the fund surviving the Merger:
(b)	State the Investment Company Act file number of the fund
surviving the Merger:
(c)	If the merger or reorganization agreement has been filed
with the Commission, state the file number(s), form type used and date the agreement was filed:
(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that he has executed this Form N-8F
 application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of American Equity
 Life Annuity Account, he is the Chief Financial Officer of American Equity Investment Life Insurance Company, and all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information, and belief.


								(Signature)

								/s/ John Matovina
					John Matovina, Chief Financial Officer
			American Equity Investment Life Insurance Company